July 9, 2021

armanino

Audit Committee
c/o Mr. Gabriel Molnar
UTG, Inc. & Subsidiaries
<<Sent Via Email>>
gjm@capstonerealty.com

Dear Mr. Molnar:

Armanino LLP ("**Armanino,**" "**we**" or "**us**") is pleased to welcome former clients of Brown Smith Wallace, LLP (" **Brown Smith Wallace**") and to enter into this letter agreement ("**Agreement**") to complete the professional services previously engaged by Brown Smith Wallace for **UTG, Inc. & Subsidiaries** ("**Client**" or "**you**").

On August 1, 2021, (i) **Brown Smith Wallace's** partners and certain employees will become partners and employees of Armanino, (ii) Brown Smith Wallace will transfer certain assets to Armanino, and (iii) your current written or oral engagement letter, services agreement or other engagement documentation or agreement of any kind ("**Engagement Agreement**") with Brown Smith Wallace will be assigned to Armanino. The Brown Smith Wallace partners and employees will complete the professional services described in your current Engagement Agreement with Brown Smith Wallace (the "**Services**") as part of Armanino from August 1, 2021 forward and the scoping, fees and payment terms described in your current Engagement Agreement with Brown Smith Wallace will continue to apply to the completion of the Services by Armanino. Any amounts you prepaid to Brown Smith Wallace on or prior to July 31, 2021 for the Services will be credited against the fee amount set forth in your current Engagement Agreement with Brown Smith Wallace, and any remaining amount will be invoiced by Armanino.

In order for the current Brown Smith Wallace partners and employees to perform the Services as part of Armanino as of August 1, 2021, we are requesting that you sign below indicating your consent to the transfer of your files, records, data and correspondence in Brown Smith Wallace's possession to Armanino and Armanino's completion of the Services from August 1, 2021 forward in accordance with the terms and conditions attached hereto as Appendix A. Armanino will not be liable for any services performed by Brown Smith Wallace prior to August 1. 2021, but Brown Smith Wallace will continue to exist and stand behind work performed prior to that date.

Please sign the enclosed copy and return it to us at your earliest convenience indicating your intent to be bound by this Agreement.

Sincerely,

Matt Armanino
CEO & Partner, Armanino LLP

Anthony J Caleca, CPA/CGMA
Managing Partner, Brown Smith Wallace LLP

UTG, Inc. & Subsidiaries

Date: ____________________

By: ____

Name: ______________________________________

Appendix A

Armanino LLP Terms & Conditions for Professional Services

These Terms & Conditions for Professional Services (these "**Terms**") form part of the agreement under which we will provide professional services to you (the "**Services**"), as further described in the engagement letter, as applicable, referencing these Terms (the **"Engagement Letter"**) (together with these Terms, the "**Agreement**"). Unless otherwise defined in these Terms, all capitalized terms used herein will have the meaning assigned in the applicable engagement letter.

1. Your Information; Confidentiality. (A) In connection with the Services, either party (in each such case, the **"Recipient"**) may access or come into possession of the other party's (in each such case, the **"Discloser"**) Confidential Information. **"Confidential Information"** means any information that is (i) marked or identified as confidential information, (ii) given the nature of the confidential information or the circumstances surrounding its disclosure reasonably should be understood to be confidential, or (iii) relates to or includes the existence or terms of the Agreement. Recipient will (1) not disclose to any third party without Discloser's consent any of Discloser's Confidential Information and (2) maintain Discloser's Confidential Information in confidence using at least the same degree of care as Recipient uses to protect its own confidential or proprietary information, but in no event less than a reasonable degree of care. Confidential Information does not include information that: (i) is or becomes publicly available without breach of this Section; (ii) is, at the time of disclosure by Discloser, already known to Recipient without any obligation restricting disclosure; (iii) is or was received from a third party who did not acquire or disclose such information by a wrongful or tortious act; or (iv) is or was independently developed by Recipient without reference to any of Discloser's Confidential Information. Recipient agrees to use commercially reasonable efforts to protect any of Discloser's Confidential Information exchanged electronically or stored in Recipient's systems. However, the parties understand that such efforts are not failsafe and, as such, agree that, provided Recipient has taken commercially reasonable efforts to protect such information, any unauthorized access to such information or attack on Recipient's systems shall not constitute a breach of this Section. Recipient may share Discloser's Confidential Information: (w) with subcontractors, as applicable, that are providing services in connection with this Agreement and that have agreed to be bound by confidentiality obligations similar to those in this Section; or (x) as may be required by law, regulation, judicial or administrative process, or in accordance with applicable professional standards, or in connection with litigation pertaining to this Agreement; or (y) in any matter or dispute when Recipient needs to make disclosures to defend itself and the Services Recipient performed; or (z) on an anonymized basis in data aggregation benchmarking, tools or products for clients or prospective clients. **(B)** We keep workpapers relating to the Services for 7 years after which time they may be destroyed. We will return documents you provided relating to the Services to you upon request. If we receive a request from a third party (including a subpoena, summons or discovery demand in litigation) requesting the production of any of your information, we will bill you for our time and expenses incurred in responding to the request. Charges may apply for any additional requests for us to provide copies of your records.

2. Management Responsibilities for Nonattest Services. If we provide both attest and nonattest services to you, then in order to maintain our independence, you assume all management responsibilities for any nonattest services that we provide as part of the Services. You will designate a qualified individual with suitable skill, knowledge, or experience, from your senior management to oversee the nonattest services, evaluate the adequacy and results of the nonattest services, and accept
responsibility for them.

3. Results of Services. You are responsible for all decisions relating to the use or implementation of the output of the Services, and for determining whether the Services are appropriate for your purposes. We are not responsible for the use or implementation of the output of the Services, although we may provide advice and recommendations to assist you in your management functions and decision-making. For clarity, we will not provide you with any investment or legal advice in connection with the Services.

4. Reports; Reliance by Third Parties. Any information, advice, recommendations or other content of any reports, opinions, presentations or other communications we provide under this Agreement ("**Reports**") are only intended for you and the other users contemplated by the Agreement. You may not rely on any draft Report. Unless otherwise specifically agreed to in this Agreement, no third party is entitled to rely, in any manner or for any purpose, on the Reports, advice, opinions, work product or other services of Armanino. You will obtain our written consent prior to including a Report and the accompanying financial statements in any annual or periodic report, offering circular or memorandum, or any document filed or provided to the U.S. Securities and Exchange Commission, any stock exchange, stock listing service, or any similar service, entity or governmental body, and will provide us with a reasonable opportunity to review the entire document before it is filed or disseminated. We are not required to update any final Report for circumstances of which we become aware, or events occurring, after its delivery.

5. Tax Advice. Nothing in this Agreement will prohibit you from disclosing to anyone a Report (or a portion thereof) solely to the extent that it relates to tax matters, including tax advice, tax opinions, tax returns, or the tax treatment or tax structure of any transaction to which the Services relate ("**Tax Advice**"). With the exception of tax authorities, you will inform those to whom you disclose Tax Advice that they may not rely on it for any purpose without our prior written consent. Some tax-related discussions with our personnel who are Federally Authorized Tax Practitioners may be protected from disclosure in certain non-criminal matters before the U.S. Internal Revenue Service or in Federal court. You are solely responsible for managing the recognition, establishment and maintenance of this protection, and for informing us if you wish to invoke this protection.

6. Representation of Affiliates. Unless specifically identified in the Agreement, our representation of you does not include or extend to any of your affiliates or other third parties.

7. Billing; Payment. Unless otherwise specified in this Agreement, the Services will be billed on a time & materials basis using our then-current hourly rates. Payment is due when the Services are rendered, or expenses incurred. Invoices may be submitted to you as the Services are performed and expenses are incurred. Invoices become delinquent if not paid within 30 days of the invoice date and will be subject to a 1% or the maximum permitted under the applicable laws, per month late charge, whichever less. You will also be billed for administrative, travel, and out- of-pocket expenses, which typically range between 5% and 7% of the total fee for the Services. Our fees are exclusive of taxes or similar charges, as well as customs, duties or tariffs imposed in respect of the Services, all of which you will pay (other than taxes imposed on our income generally) and will indemnify us against any claims, costs or expenses related to amounts you fail to pay.

8. Termination; Withdrawal. We may immediately withdraw and terminate this Agreement and withdraw from providing any further Services if: (a) any invoice becomes delinquent; (b) we become aware of any criminal, fraudulent or similar acts by you or your management, you or your management is accused or becomes the

subject of an investigation by any governmental entity of criminal, fraudulent or similar acts which causes us to have reasonable doubt as to your or your management's integrity; (c) you fail to provide us with information we request; (d) you cause a substantial delay in the Services; (e) we are unable to complete the engagement or are unable to form an opinion for reasons beyond our control; or (f) we are no longer able to satisfy our professional obligations regarding independence or conflicts of interest. Unless otherwise agreed in the Engagement Letter, we may terminate the Services at any time with or without a cause by giving you 30 days written notice. Notwithstanding anything to the contrary under the Agreement, our engagement ends upon delivery of the Services for which we have been engaged (in the case of tax return Services, upon filings of the tax returns for which we have been engaged). If we withdraw or terminate for any reason, you will pay all of our fees for work performed and expenses incurred through the effective date of such withdrawal or termination. We may withhold any work product until all past due invoices have been paid. The Terms will survive termination or expiration of the Agreement, provided that Sections 1 (A) will survive only for 1 year following the expiration or termination of the Agreement.

9. **Work Product.** We may use data, software, designs, utilities, tools, models, systems and other methodologies and know-how ("**Materials**") that we own or license in performing the Services. Notwithstanding the delivery of any Reports, we retain all intellectual property rights in: (a) the Materials (including any improvements or knowledge developed while performing the Services); and (b) any workpapers compiled in connection with the Services (but not your Confidential Information reflected in them).

10. **Warranty Disclaimer.** ARMANINO MAKES NO WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AND SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES.

11. **Third Party Tools:** You agree that we may utilize certain third-party software tools (**"Third Party Tools"**) to exchange information or process data in connection with the Services. You acknowledge and agree that we do not own or control the Third Party Tools and consequently we will have no liability or responsibility to you or any third party for any loss, disclosure or corruption of any of your Confidential Information uploaded, stored or processed by the Third Party Tools.

12. **Dispute Resolution.** Both parties agree that, for any dispute arising under this Agreement (other than a claim for nonpayment of fees) or any claim relating to the Services, the parties will try in good faith to settle the dispute by mediation administered by the American Arbitration Association or JAMS before filing a complaint or otherwise resorting to litigation. The mediation will be held in the Circuit Court of St. Louis County, Missouri, or the United States District Court for the Eastern District of Missouri, as applicable, and the cost of any mediation proceeding will be shared equally by all parties. You may not initiate any action relating to the Services more than 1 year after the work product is delivered.

13. **Governing Law; Venue.** This Agreement is governed by Missouri law, excluding its conflicts of law rules. You and we agree that any claims or other actions arising out of this Agreement will be litigated in the federal or state courts in the Circuit Court of St. Louis County, Missouri or the United States District Court for the Eastern District of Missouri, as applicable, and each of us consents to the exclusive jurisdiction of those courts.

14. **Hiring our Personnel.** If, during the term of this Agreement or within one year thereafter, you hire one of our current employees or contractors, you agree to pay us 100% of the employee's or contractor's first year salary as a placement fee.

15. **Subcontractors.** We may subcontract portions of the Services but will remain responsible to you for the performance of the Services and our other obligations under this Agreement.

16. **Independent Contractor.** We will provide the Services to you as an independent contractor and not as your employee, agent, partner or joint venturer. Neither you nor we have any right, power or authority to bind the other. You agree that nothing in this Agreement nor in any Engagement Letter is intended to create duties to you beyond those expressly provided for in each Engagement Letter, and the parties specifically disclaim the creation of any fiduciary relationship between, or the imposition of any fiduciary duties on, either party. You agree that our partners do not have individual civil liability, directly or indirectly, including by way of indemnification, contribution, assessment or otherwise, for any debts, obligations or liabilities of or chargeable to Armanino or each other, whether arising in tort, contract or otherwise.

17. **Force Majeure.** Neither of us shall be liable for breach of this Agreement (other than payment obligations) caused by circumstances beyond your or our reasonable control.

18. **Assignment.** Neither of us may assign this Agreement, or our rights or obligations under this Agreement, without the other party's written consent; provided, however, that we may assign this Agreement without your consent to a successor in connection with a merger, acquisition, or sale of all or substantially all of our assets.

19. **Severability.** This Agreement will be enforced to the fullest extent permitted by applicable law. If any provision of this Agreement is held to be invalid or unenforceable to any extent, then the remainder of this Agreement will have full force and effect and such provision will be interpreted, construed or reformed to the extent reasonably required to render the same valid, enforceable and consistent with the original intent underlying such provision.

20. **Electronic Signatures; Counterparts.** This Agreement may be executed by facsimile, electronic transmission (e.g., .PDF), or electronic signature and in identical counterparts, each of which (including signature pages) will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile, scanned, or photocopied signature (and any signature duplicated in another similar manner) identical to the original will be considered an original signature.

21. **Complete Agreement.** This Agreement contains the entire agreement between us with respect to the Services and supersedes all oral understandings, representations, prior discussions and preliminary agreements. Any additional or conflicting terms submitted by you in any order, receipt, acceptance, confirmation, correspondence or other document are expressly rejected. Any conflict between these Terms and an Engagement Letter will be resolved in favor of these Terms, unless the Engagement Letter explicitly states that it is intended to modify the Terms.

[Remainder of this Page is Intentionally Left Blank.]